[ATLANTIC CAPITAL BANCSHARES, INC. LETTERHEAD]

September 8, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Clampitt, Senior Counsel

Re:	Atlantic Capital Bancshares, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 26, 2015
File No. 333-204855

Dear Mr. Clampitt:

This letter responds to the letter, dated September 3, 2015, from the Staff of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) filed by Atlantic Capital Bancshares, Inc. (the “Company”) on August 26, 2015. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 3 to Registration Statement (“Amendment No. 3”), which the Company is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of Amendment No. 3 marked against Amendment No. 2 to Registration Statement as filed on August 26, 2015 reflecting the changes proposed to address the Staff’s comments.

Material U.S. Federal Income Tax Consequences of the Merger, page 109

1.	We note that you have filed short-form tax opinions as Exhibits 8.1 and 8.2. Please either file long-form opinions or revise your prospectus disclosure to state that the disclosure in this section is the opinion of any named counsel that chooses to file a short-form tax opinion. Please also delete the statement in bold type on page 113 that the discussion is only a summary. Please refer Staff Legal Bulletin No. 19, which is available on our website, for guidance.

September 8, 2015

Response: In response to the Staff’s comment, the disclosure has been revised under the headings “The Merger – Material U.S. Federal Income Tax Consequences of the Merger – Merger as a Tax-Free Reorganization” and “The Merger – Material U.S. Federal Income Tax Consequences of the Merger – Backup Withholding” of Amendment No. 3.

Merger as a Tax-Free Reorganization, page 110

2.	We note your disclosure that the merger “is intended to qualify as a ‘reorganization’ within the meaning of Section 368(a) of the Code.” Please delete this intention and revise to state that you have received opinions from counsel that the merger “will qualify.” Please also delete the assumption from the next sentence. Please refer Staff Legal Bulletin No. 19, which is available on our website, for guidance.

Response: In response to the Staff’s comment, the disclosure has been revised under the heading “The Merger – Material U.S. Federal Income Tax Consequences of the Merger – Merger as a Tax-Free Reorganization” of Amendment No. 3.

Exhibit 8.1

3.	We refer you to the statement that counsel’s opinion is that the prospectus disclosure “accurately reflect the material United States federal income tax consequences of the Merger.” Please direct counsel to opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. We also refer you to the statement that the opinion is “solely” in connection with the filing of the registration statement. Please direct counsel to revise to remove this limitation on investor reliance. Please also have counsel delete assumptions (3) and (8) as it is inappropriate to assume any readily accessible facts or any legal conclusions underlying the tax opinion. Finally, please have counsel revise so that the author of the opinion consents to the discussion of its opinion in the prospectus. Please refer Staff Legal Bulletin No. 19, which is available on our website, for guidance.

Response: In response to the Staff’s comment, the disclosure has been revised in Exhibit 8.1.

Closing

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

September 8, 2015

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Douglas L. Williams
Douglas L. Williams
President and Chief Executive Officer

cc:	D. Michael Kramer

First Security Group, Inc.

Betty O. Temple, Esq.

Womble Carlyle Sandridge & Rice, LLP

Robert D. Klingler, Esq.

Bryan Cave LLP